February 8, 2007

Ms. Kathleen Collins

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4561

Re:	(1)	Innovative Solutions and Support, Inc.
		Form 10-K for Fiscal Year Ended September 30, 2006
		File No. 000-31157

	(2)	Your letter to Mr. Geoffrey S.M. Hedrick dated February 5, 2007 regarding
		reference (1), above

	(3)	Your February 7th telephone conversation with me regarding an extension to
		March 2, 2007 for a formal response to reference (2).

Dear Ms. Collins,

Your letter to Mr. Hedrick dated February 5, 2007 included comments that you want us to respond to within 10 business days. Based on pre planned travel for key members of management we respectively request an extension in time to March 2, 2007. Thank you in advance for your consideration in this matter. Would you please advise me of your decision at (610) 646-9800 X550 or at my email address; jreilly@innovative-ss.com.

Sincerely,

James J. Reilly

Chief Financial Officer

Innovative Solutions and Support, Inc.